Mail Stop 3561

August 2, 2007

Andrea Cortellazzi
Chief Executive Officer
M45 Mining Resources Inc.
1212 Redpath Crescent
Montreal, QC H3G-2K1

> **Re:** **M45 Mining Resources Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 1, 2007**
> **File No. 033-55254-42**

Dear Ms. Cortellazzi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed August 1, 2007

1. In accordance with Item 304(a)(1)(i) of Regulation S-B, please revise paragraph two of your Form 8-K filing to state whether Child, Van Wagoner & Bradshaw, PLLC resigned, declined to stand for re-election, or was dismissed.

2. Upon review of your Form 10-KSB for each of the fiscal years ended March 31, 2007 and March 31, 2006, we noted a going concern audit opinion modification. Please amend your Form 8-K to address this opinion modification (e.g. uncertainty) in accordance with Item 304(a)(1)(ii) of Regulation S-B.

3. In accordance with Item 304(a)(1)(iv) of Regulation S-B, please revise paragraph five of your Form 8-K filing to clarify the period for which there were no disagreements with Child, Van Wagoner & Bradshaw, PLLC (e.g. during the two most recent fiscal years and any subsequent interim period).

4. Please file a letter from Child, Van Wagoner & Bradshaw, PLLC as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should state their agreement or disagreement with any disclosures in your amended Form 8-K filing. Please note that the letter must be signed by the independent accounting firm (i.e. Child, Van Wagoner & Bradshaw, PLLC) and must be dated.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3311.

Sincerely,

Ethan Horowitz
Staff Accountant